UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: April 07, 2004

By _____

Name: Marcos Grodetsky
Title: Director of Investor Relations

TELE NORTE LESTE PARTICIPAÇÕES S.A.



CONSOLIDATED INFORMATION AND RESULTS
4th QUARTER AND FULL YEAR 2003
(Unaudited)

Rio de Janeiro, January 29, 2004

TNL Participações
Market Value: R$ 17.2 billion
TNLP3: R$ 34.00
TNLP4: R$ 44.22
TNE: US$ 15.43
(December 30, 2003)

 

Telemar Norte Leste
Market Value: R$ 13.8 bilion
TMAR3   ON: R$ 45.67
TMAR5 PNA: R$ 56.14
TMAR6 PNB: R$ 47.78
(December 30, 2003)

Contents

1. Highlights of the Quarter and Year of 2003

- The **fixed plant** in service comprised 15.1 million lines at the end of 2003 (with net additions of 34,000 lines in the quarter and 72,000 in the year).

- **ADSL** accesses totaled 217,000 subscribers (+48.5% from 3Q03 and +427.5% from 2002).

- The **mobile plant** reached 3.9 million subscribers, increasing by approximately 1.0 million in 4Q03 and 2.5 million subscribers in 2003.

- **Gross revenues** amounted to R$ 5,252 million for the quarter (+1.9% from 3Q03), and R$ 19,427 million for the year (+20.7%). This growth was driven mainly by wireless (+180.2%), long distance (+43.4%), and data transmission services (+30.7%). Consolidated **net revenues** amounted to R$ 3,671 million for the quarter (-2.6% from 3Q03), reaching R$ 14,003 million for the year (+17.9%).

- **Wireline ARPU** stood at R$ 73 for the quarter (-5.9% from 3Q03) and R$ 72 for the year (+12.3%). **Wireless ARPU** was R$ 27 for 4Q03 (-6.6% from 3Q03) and R$ 30 for the year (-9.1%).

- **Provisions for doubtful accounts** amounted to R$ 144 million for the quarter (2.7% of gross revenues) and R$ 598 million for the year, equal to 3.1% of gross revenues (2002 – 3.8%).

- **EBITDA** for 4Q03 was R$ 1,603 million, with a 43.7% margin. For 2003, EBITDA reached R$ 6,221 million (+16.2% from 2002), with a 44.4% margin (45.1% in 2002).

- **Net financial expenses** totaled R$ 530 million for the quarter (-12.5% from 3Q03) and R$ 2,106 million for the year (+4.1%).

- **Net income** for the quarter amounted to R$ 514 million (net losses of R$ 24 million for 3Q03). Net income for the year totaled R$ 213 million (net losses of R$ 416 million for 2002), with earnings per thousand shares of R$ 0.56 (US$ 0.18 per ADR).

- **Capital expenditures (Capex)** amounted to R$ 912 million in the quarter and R$ 1,682 million in the year, of which R$ 1,085 million were alocated to wireline and R$ 554 million to wireless operations. Capex levels in 2003 were 17.2% below the 2002 figures, representing 12.0% of the consolidated net revenues (2002 – 17.1%).

- **Cash flow** after capex reached R$ 1,538 million for the quarter. During 2003, it increased by 74.9% to R$ 4,025 million, equal to a 23.8% yield (based on year-end stock prices).

- **Consolidated net debt** for 4Q03 amounted to R$ 7,835 million (-9.5% from 3Q03). For the year, net debt decreased by R$ 1,286 million (-14.1%).

- **TNL** management has proposed the distribution of dividends in the amount of R$ 342 million, in addition to interest on capital (IOC) already declared, totaling R$ 800 million for the year of 2003. **TMAR** management has proposed the distribution of dividends in the amount of R$ 130 million, in addition to IOC already declared, totaling R$ 1 billion for the year of 2003.

2. Operating Performance Review

🌐 *2.1 Wireline*

The **wireline plant installed** comprised 17.4 million lines at the end of 2003, while the plant in service totaled 15.1 million units, including 662,000 pay phones. The **utilization rate of the installed plant was 87.1%. The digitalization rate** of the plant reached 98.9% in 4Q03.

During 2003, some 2.9 million lines were activated, with **net additions** of 72,000 lines. In the 4Q03, the plant in service increased by 34,000 lines.

Chart 1 - LIS - Net Additions (In Thousands)



☐ Lines Activated ☐ Lines Disconected

During 2003, the average plant in service comprised 15.0 million lines, up 0.3% from the previous year's average.

ADSL activations continued to grow during the quarter and reached 217,000 subscribers at the end of 2003. Taking into account our 36,000 **DVI (ISDN) subscribers**, Telemar had 253,000 subscribers to its broadband Internet services at the end of 2003.

Chart 2 - Broadband Accesses in Service - ADSL/ISDN (In Thousands)



☐ ADSL ☐ ISDN ☐ Total

2.2 Wireless Services

Oi's customer base increased significantly to 3,893,000 subscribers, of which 1,044,000 were acquired during 4Q03. The company has an estimated market share of 18.4% in its region.

Approximately 90.2% of the new customers subscribed to prepaid plans. At the end of 2003, the customer mix comprised 83% and 17% customers under prepaid and postpaid plans, respectively. During 2003, the average customer base included 2,280,000 subscribers up from the 573,000 average for customers in 2002, when the company started operations (July/02).



Chart 3 - Oi's Subscribers (In Thousands) and Market Share (Region I)*

■ Net Additions   *End of period

Churn rates at Oi during 4Q03 stood at 2.7% (with 81,000 disconnections). For the year 2003 as a whole, the churn rate was 10.8%.

3. Consolidated Results

3.1 Revenues

During the quarter, **consolidated gross revenues** grew to R$ 5,252 million (up 1.9% from 3Q03), mainly driven by the expansion in wireless services, which increased by 31.7% from 3Q03.

In the year, the main contributors to the 20.7% increase, over 2002, in gross revenues were wireless, long distance and data transmission services.

Consolidated net revenues for the quarter decreased by 2.6% when compared to 3Q03. The difference in performance of gross and net revenues for the quarter was due to the different criteria adopted by the Company to account for "unbilled" services (i.e. services already measured but yet to be billed), basically fixed-to-mobile, long distance and advanced voice services, which were previously recorded in gross revenues net of taxes. As of the 4Q03, these amounts are recorded on a gross-of-taxes basis, with no impact on net revenues.

Excluding that adjustment, the main downward pressure in the quarter came from network usage services, which decreased by R$ 113 million. This decline is attributable to the change made at the end of 3Q03, from a tariff adjustment based on IPG-DI index (14.3%) that had been in force since the end of 2Q03, back to the IPCA index (3.1%), in addition to ruling challenges made by other telecom companies.

Consolidated net revenues for 2003 totaled R$ 14,003 million, up 17.9% from the previous year.

The main changes in gross revenues per individual services are stated below:

Table 1

Gross Revenue R$ Mn	4Q03	3Q03	4Q02	Change % QoQ	YoY	2003	%	2002	%	Chg. %
Wireline	**4,744**	**4,765**	**4,017**	**0%**	**18%**	**17,979**	**100%**	**15,562**	**100%**	**16%**
Local (ex - VC1)	2,169	2,198	1,863	-1%	16%	8,119	45%	7,098	46%	14%
Local Fixed-to-Mobile (VC1)	759	733	665	4%	14%	2,948	16%	2,754	18%	7%
Long Distance (ex - VC2/3)*	685	635	470	8%	46%	2,353	13%	1,584	10%	49%
LD Fixed-to-Mobile (VC2/3)	156	140	125	12%	25%	610	3%	482	3%	27%
Network Usage	249	362	347	-31%	-28%	1,257	7%	1,497	10%	-16%
Data	319	304	221	5%	45%	1,184	7%	906	6%	31%
Public Phones	208	210	182	-1%	14%	808	4%	669	4%	21%
Additional Services	118	114	87	3%	37%	423	2%	303	2%	40%
Other	80	69	58	16%	38%	276	2%	270	2%	2%
Wireless	**479**	**364**	**318**	**32%**	**51%**	**1,354**	**100%**	**483**	**100%**	**180%**
Services	**244**	**201**	**76**	**21%**	**221%**	**756**	**56%**	**95**	**20%**	**694%**
Subscription	62	54	17	15%	271%	191	14%	21	4%	818%
Outgoing Calls	100	78	27	27%	271%	288	21%	33	7%	765%
Domestic/Inter. Roaming	24	14	7	70%	244%	64	5%	9	2%	644%
Network Usage	40	43	21	-6%	90%	170	13%	27	6%	520%
Other SMP Services	17	12	4	51%	326%	43	3%	5	1%	737%
Handset Sales	**235**	**163**	**242**	**44%**	**-3%**	**598**	**44%**	**388**	**80%**	**54%**
Total Gross Revenue	**5,252**	**5,152**	**4,352**	**2%**	**21%**	**19,427**	**100%**	**16,091**	**100%**	**21%**
Wireline	4,744	4,765	4,017	0%	18%	17,979	93%	15,562	97%	16%
Wireless	479	364	318	32%	51%	1,354	7%	483	3%	180%
Contact Center	28	24	17	19%	69%	94	0%	46	0%	104%
Consolidated Net Revenue	**3,671**	**3,771**	**3,226**	**-3%**	**14%**	**14,003**		**11,874**		**18%**

(*) Includes DLD and ILD outside Region I

3.1.1 Wireline Services

Gross revenues from wireline services declined by 0.4% during the quarter and grew by 15.5% in 2003, representing 92.5% of consolidated gross revenues for the year (2002 – 96.7%).

☎ **Local (monthly subscription, pulse, installation fee and fixed-to-mobile calls/VC1):** gross revenues from local services amounted to R$ 2,928 million, in line with 3Q03 figures. For the year, local revenues totaled R$ 11,068 million (+12.3%), or 57.0% of total gross revenues for 2003 (2002 – 61.2%). The reduction in participation related to total revenues was basically due to a relative decrease in VC1 calls for 2003.

⇒ Revenues from **Monthly subscriptions** came to R$ 1,418 million for the quarter (-1.2% from 3Q03). This decrease was a result of the final ruling on application of the IPCA index to the concession agreements formula, effective as of the end of 3Q03. For the year, these revenues increased to R$ 5,309 million (+15.9%), essentially on account of tariff adjustments implemented in Jun/02 and Jun/03, of approximately 14% and 17%, respectively.

⇒ **Pulse-based traffic** revenues reached R$ 700 million for the quarter (-1.4% from 3Q03). The collective impact of holiday vacations by corporate customers contributed to the weakness in this figure during the quarter (-2.1%). For the year, the 15.6% revenue growth to R$ 2,598 million was basically due to the combined impact of tariff adjustments in Jun/02 and Jun/03, of 9.7% and 17.2%, respectively.

⇒ **Local fixed-to-mobile call (VC1)** revenues increased by 3.6% over the previous quarter. The increase for the year was 7.1%. The tariff adjustment ratified in Feb/03 (24.8% on average) was offset by a traffic reduction during the year (-16.3%).

☎ **Long-distance (intra and inter-regional, international and VC2/VC3):** revenues reached R$ 842 million for the quarter (+8.6% from 3Q03) and R$ 2,963 million for the year (+43.4%). The growth in annual revenues arose from the expansion in traffic (+16.2% from 2002), largely due to the increased market share, in particular for the inter-regional segment (with tariffs on average higher than those for the remaining segments), in addition to the rate adjustment of long distance service tariff basket in Jun/02 and Jun/03, of 8.8% and 12.6%, respectively.

The requirement to use selection codes for mobile outgoing calls from mobile lines also helped boost revenues from long distance. These revenues totaled R$ 60 million for the quarter and R$ 145 million for the year (vs. R$ 17 million in 2002, at which time the only companies required to use the selection codes were Oi and TIM/GSM).

As a result of the robust growth in long distance, in particular those segments where activities initiated as of Jul/02, its share in total gross revenues increased to 15.3% in 2003 (2002 – 12.8%).

☎ **Data transmission services:** revenues increased by 5.1% on 3Q03. For the year, the 30.7% growth (+R$ 278 million) was mainly due to new corporate agreements and the expansion of broadband Internet access accounts (ADSL – "Velox"). The main contributors were IP services (+R$ 115 million), Velox (+R$ 95 million), and Dedicated Line Service - SLD (+R$ 70 million).

These services accounted for 6.1% of gross revenues in 2003 (vs. 5.6% in 2002).

☎ **Remuneration for network usage:** revenues decreased by 31.2% (-R$ 113 million) over the previous quarter, due to the change in the tariff reference from the IGP-DI index (14.3%) in place during 3Q03 to the IPCA index (3.1%), at the end of 3Q03.

Revenues for the year declined by 16.0%, on account of the increased Telemar share in the long distance market and the installation of interconnection presence points by other companies in our region, thereby reducing the usage of our network. As a result, revenues from this service as a proportion of total revenues decreased to 6.5% in 2003 (vs. 9.3% in 2002).

☎ **Public telephone:** revenues in the quarter were slightly lower than for 3T03 (-0.9%), primarily due to a reduction in phone cards sold during the period. The 20.9% increase for the

year arose mainly from the tariff adjustments in phone cards in Jun/02 and Jun/03 (8% and 17.2%, respectively). Revenues from this service corresponded to 4.2% of gross revenues for 2003, unaltered from 2002 levels.

☏ **Additional services:** gross revenues were up 3.5% from 3Q03 and 39.8% in 2003. These revenues include, essentially, those from vallue-added services, -- such as follow me, call waiting, call blocking and caller ID -- which at the end of the year comprised 6.0 million units in service (+19.3% from 2002), besides information services (“102” - directory assistance). These services accounted for 2.2% of gross revenues for 2003 (1.9% in 2002).

The chart below depicts the changes in the performance of gross revenues for 2003 compared with the previous year.

Chart 4 – Gross Revenue Breakdown



2003
Other 8%
Wireless 7%
Network 6%
Data 6%
LD 15%
Local 57%
2002
Wireless 3%
Other 8%
Network 9%
Data 6%
LD 13%
Local 61%

3.1.2 Wireless Services



Oi posted gross revenues of R$ 625 million for the quarter (+26.0% from 3Q03), mainly as a result of increased handset sales during the holiday season. For the year, gross revenues amounted to R$ 1,826 million (+232.1%), due to the increase in mobile services driven by a strong expansion in the average customer base (297.9%).

After elimination of intercompany transactions, wireless consolidated gross revenues for the quarter were 31.7% above 3Q03 figures. For the year as a whole, these revenues increased by 180.2%, accounting for 7.0% of TNE’s gross revenues in 2003 (2002 – 3.0%).

When compared with the previous quarter, the main contributions arose from the increased sale of handsets, reaching R$ 72 million (+44.4%), and the growth in revenues from services provided (ex-remuneration for network usage), amounting to R$ 46 million (+28.7%), in line with the expansion of the average customer base (+22.1% from 3Q03).

Revenues from remuneration for the use of mobile network, after elimination of R$ 104 million billed to TMAR decreased by 5.9% from 3Q03. In 2003, such revenues were up 520.3% from 2002 figures (after elimitation of R$ 318 million billed to TMAR)

Net revenues from the sale of handsets amounted to R$ 189 million in the 4Q03 (+52.5% from 3Q03). During the quarter, approximately 1,182,000 handsets were sold, up 52.0% from 3Q03 sales.

The average revenue per user (ARPU) for the 4Q03 stood at R$ 27 (-6.6% from 3Q03) and R$ 30 for the year (-9.1% from 2002). The decrease in ARPU during the quarter was primarily due to the strong growth in the prepaid base (90.2% of all net additions), in particular due to handset sales at the end of 2003 (the holiday season) – for which services started to be billed, essentially, as of January 2004 – as well as the effect of migration of wireless companies from the SMC to the SMP regime (which applies a "bill and keep system" for mobile interconnection).

3.2 Operating Costs and Expenses

Consolidated operating costs and expenses (ex-depreciation and amortization) for 4Q03 decreased by 1.9% quarter-on-quarter, impacted by the positive result in other expenses (revenues) for the period. For the year, this item increased by 19.3%, representing 55.6% of net revenues, in line with 2002 levels.

Table 2

Operating Expenses - R$ million

Item	Quarterly			Annually				Annual Change %
	4Q03	**3Q03**	**4Q02**	**2003**	**%**	**2002**	**%**	
Interconnection	620	636	587	2,531	33%	2,369	36%	6.8%
Personnel	257	235	229	915	12%	801	12%	14.2%
Materials	61	53	56	197	3%	237	4%	-17.0%
Handsets Costs	291	212	234	741	10%	415	6%	78.6%
Third Party Services	563	522	545	2,034	26%	1,629	25%	24.8%
Management Fee	7	7	15	25	0%	58	1%	-55.9%
Marketing	60	56	63	200	3%	173	3%	16.0%
Rent and Insurance	120	117	170	459	6%	451	7%	1.8%
Provision for Doubtful Accounts	144	160	122	598	8%	616	9%	-3.0%
Other	37	36	9	132	2%	71	1%	85.8%
Other Operating Expenses (Income), Net	(91)	72	(101)	(50)	-1%	(299)	-5%	-83.3%
TOTAL	**2,068**	**2,107**	**1,929**	**7,782**	**100%**	**6,521**	**100%**	**19.3%**

Interconnection costs for the quarter decreased by 2.5% when compared with 3Q03, and increased by 6.8% for the year, accounting for 18.1% of net revenues for 2003 (2002 – 20.0%). The decreased proportion of such costs compared with the prior year arises from the reduction in fixed-to-mobile traffic (-14.2% in 2003) and the increased market share of Oi in Region I, resulting in a higher fixed-to-mobile traffic between TMAR and Oi.

Personnel expenses for 4Q03 increased by 9.4% quarter-over-quarter. For the year, the increase amounted to 14.2%. Personnel expenses grew in 2003 chiefly due to the increase in Contax staff (+55.0%), following the expansion in the call center company contracts.

Table 3

Employees	Dec-03	Sep-03	Jun-03	Mar-03	Dec-02
TMAR/TNL	8,668	9,116	9,285	9,348	9,441
Oi	990	970	933	896	846
Contax	28,032	25,897	20,899	19,099	18,082
Total	**37,690**	**35,983**	**31,117**	**29,343**	**28,369**

SMP handset costs increased 37.3% compared to 3Q03, as a result of the increased volume of sales during the period. For the year, these costs grew by 78.6%, also due to the larger volume of sales, totaling 3.0 million handsets (vs. 1.5 million in 2002).

Third-party services increased 7.8% over 3Q03, on account of expenses with consultants and sales commissions, in addition to mailing and collection expenses. The increase in 2003 came to 24.8%, primarily due to higher sales commissions, plant maintenance, advisory and legal counsel services.

Marketing expenses increased by 7.1% over 3Q03, while annual expenses increased by 16.0%. The increase was due to advertising campaigns to foster the use of wireline products/services (Velox, additional services and reinforcement of our selection code for LD) and wireless products such as "Oi Família"; "Oi Universitário", and brand consolidation. In the quarter, the impact was due to the seasonal effect of Christmas sales campaigns.

Provisions for Doubtful Accounts (PDA) decreased by 10.0% from 3Q03 levels, representing 2.7% of consolidated gross revenues. For the year the provisions decreased by 3.0% from 2002 figures, representing 3.1% of gross revenues (vs. 3.8% in 2002). The reduction in customer delinquency levels is attributable mainly to our strict control over receivables during 2003.

PDA levels during the quarter stood at 1.9% and 2.7% for wireless and wireline services, respectively. During the year, PDA levels corresponded to 3.5% and 3.0% of gross revenues from wireless and wireline services, respectively.

Other operating expenses (revenues): revenues of R$ 91 million were recorded for the quarter, compared with expenses of R$ 72 million for 3Q03. During 4Q03, there was a tax recovery of R$ 83 million in connection with PIS/COFINS and ICMS. In addition, a monetary restatement expense with tax and civil claims, relating to the period from Jan-Set/03, was reclassified as financial expenses (R$ 27 million) in 4Q03. The positive result for the year was 83.3% lower than previous year's figures, mainly due to the impact of higher non-recurring revenues recorded in 2002 (Sistel pension fund).

3.3 EBITDA

Consolidated EBITDA amounted to R$ 1,603 million for the quarter (-3.6% from 3Q03), with a 43.7% margin (3Q03 – 44.1%). For the year, EBITDA totaled R$ 6,221 million (+16.2%), with a 44.4% margin, in line with the previous year levels (45.1%).

TMAR posted consolidated EBITDA of R$ 1,566 million for the quarter (-3.7% from 3Q03) and R$ 6,059 million for the year (+6.9%), with a 44.3% margin. The TMAR consolidated results include Oi acquisition effects, as of April 30, 2003.

Oi's EBITDA reached a negative R$ 2 million for the quarter (-0.4% margin) and a positive R$ 107 million for the year (7.3% margin).

Contax recorded EBITDA of R$ 17 million for the quarter, with a margin of 13.1%, and R$ 64 million for the year, with a margin of 15.6% (8.8% in 2002).



Chart 5 - Consolidated EBITDA (R$ Mn) and Margin (%)



3.4 Consolidated Financial Results

The Company posted **net financial expenses of R$ 530 million for 4Q03,** R$ 76 million (12.5%) lower than in 3Q03, chiefly due to the decrease of 5 percentage points in average interest rate (CDI) during the period.

Table 4	4Q03	3Q03	4Q02	2003	2002
Financial Revenues (R$Mn)	**163**	**201**	**75**	**567**	**384**
Interest on financial investments	89	96	(44)	270	217
Interest on overdue accounts	31	26	20	105	80
Interest on other assets	43	79	99	193	87
Financial Expenses (R$Mn)	**(693)**	**(807)**	**(521)**	**(2,673)**	**(2,409)**
Interest on loans and debentures	**(197)**	**(217)**	**(248)**	**(911)**	**(824)**
Exchange results on loans and financing	**(224)**	**(359)**	**12**	**(922)**	**(908)**
Monetary and Exchange Variation	10	(281)	779	1,428	(2,510)
Currency Swap Result	(234)	(78)	(767)	(2,349)	1,602
Other Financial Expenses	**(273)**	**(231)**	**(285)**	**(841)**	**(676)**
Banking Fees (including CPMF)	(65)	(59)	(61)	(243)	(206)
Interest on other liabilities	(36)	(70)	-	(120)	-
Monetary Atualization of Provisions for Contigencies	(86)	(76)	(90)	(278)	(196)
PIS and Cofins on financial revenue	(76)	2	(116)	(133)	(239)
Other	(10)	(28)	(17)	(67)	(35)
Net Financial Result	**(530)**	**(606)**	**(446)**	**(2,106)**	**(2,024)**

Financial revenues totaled R$ 163 million, a R$ 38 million reduction compared with the previous quarter, again due to a decrease in interest rates during the quarter, in spite of an increase in the average cash position during the period. In addition to this effect, the company recorded R$16 million in revenue for 3Q03 from the monetary restatement of tax credits while it did not have a matching restatement in 4Q03.

Financial expenses amounted to R$ 693 million, a R$ 114 million decrease on the previous quarter, mainly due to:

(i) **Interest on loans and debentures of R$197 million,** a reduction of R$20 million over 3Q03 figures, due to lower average interest rates in 4Q03.

(ii) **Exchange result on loans and financings,** negative of R$224 million in the quarter, due to:

    a. monetary and exchange variations (+R$10 million), as a result of expenses of R$21 million with monetary variations and of exchange revenues of R$31 million, arising from appreciation of the Real in the quarter (1.2%) and,

    b. Currency swap result (negative R$234 million), due to interest expenses (CDI) amounting to R$335 million (R$436 million in 3Q03) and exchange revenues totaling R$101 million, lower than the R$358 million revenue recorded in 3Q03, given the 1.2% appreciation of the Real in the quarter (1.8% devaluation in 3Q03);

(iii) **Interest on other liabilities,** down R$ 34 million from 3Q03, when the company had recorded additional interest on tax payments, under the Brazilian Tax Refinancing Program – REFIS (R$66 million).

(iv) **Taxes on financial revenues (IOF/PIS/COFINS),** up R$ 74 million from 3Q03, when a provision for COFINS had been partly recovered. During 4Q03, the Company also recorded a R$27 million expense related to PIS/COFINS over interest on capital.

3.5 Non-Operating Results

The Company recorded a net non-operating gain of R$ 32 million, compared to a R$ 2 million expense for 3Q03. The main changes during the quarter were as follows:

- On August 26, 2003, TMAR signed an agreement with América Móvil S.A. – transferring this right, via a private deed for the assignment of rights and obligations and other undertakings, to its subsidiary Oi, whereby the latter was granted an option to take part in the acquisition of the capital stock of BCP S.A. BCP was acquired by América Móvil S.A. on October 31, 2003. In the negotiations which took place regarding the exercise of that option, the decision of TMAR/Oi not to exercise it entitled the company to receive a compensation equal to US$ 35 million. The amount of R$ 101 million was recorded at Oi as financial revenue. This transaction was reviewed and approved by the Board of Directors of TMAR.
- Provision for adjustment of optical cable inventories, mostly at replacement values (R$ 39 million), based on market prices.
- Accrual for a reduction in losses on tax incentives (R$ 45 million), as the recovery of such assets was deemed unlikely.
- Equity accounting earnings arising from changes in the shareholding in subsidiaries (R$ 27 million).

3.6 Net Results

Net results for the quarter amounted to R$ 514 million (loss of R$ 24 million for 3Q03). In addition to the reduction in financial expenses, net result was positively impacted by the tax credits recorded in the quarter, related to deferred taxes on fiscal losses, in particular at Oi,

Pegasus and Contax (R$ 290 million), as well as to the appropriation of interest on capital (R$ 214 million).

4. Debt

At year-end 2003, the consolidated debt amounted to R$ 12,160 million. The consolidated position of cash and equivalents at the end of the year (R$ 4,325 million) exceeded short-term debt by 62.5%.

Table 5

R$ Million	Dec-03	Sep-03	Jun-03	Mar-03	Dec-02
Total Debt	**12,160**	**11,153**	**11,394**	**11,616**	**10,774**
Short Term	2,662	2,606	2,264	2,053	1,769
Long Term	9,498	8,547	9,130	9,563	9,006
(-) Cash	**(4,325)**	**(2,498)**	**(1,875)**	**(1,611)**	**(1,654)**
(=) Net Debt	**7,835**	**8,655**	**9,519**	**10,005**	**9,121**

At the end of 2003, the consolidated net debt totaled R$ 7,835 million, decreasing by 9.5% during the quarter. For the year, the decrease in net debt reached R$ 1,286 million (14.1%).

At year-end, loans denominated in local currency amounted to R$ 3,111 million, of which R$ 1,793 million were due to BNDES, at the average cost of TJLP + 3.85% p.a. and R$ 1,223 million represents non-convertible debentures, bearing interest at CDI rates + 0.7% p.a., maturing in 2006.

Foreign currency loans, in the amount of R$ 9,049 million – including swap results of R$ 852 million – bear interest at contractual average rates of Libor + 5% p.a. for transactions in U.S. dollar; 1.5% p.a. fixed for transactions in Japanese yen; and 11% p.a. fixed for a basket of currencies (BNDES). Approximately 81.3% of the company's total debt – before exchange swap transactions – was subject to floating interest rates.

Of the total foreign currency financing, approximately 96.4% had some kind of hedge, with 81.7% being in foreign exchange swap transactions – of which 86.9% were contracted through final maturity of the related debts – and 14.7% on financial investments linked to the exchange variation.

Under the exchange swap transactions, exposure to foreign currency fluctuations is transferred to local interest rates (CDI). The average cost of the transactions at the end of the quarter was equivalent to 100.7% of the CDI rate.

Chart 6 - Debt Repayment Schedule



During 4Q03, total funds obtained amounted to R$ 1,191 million, broken down as follows: (i) R$ 879 million relating to US$ 300 million bond issued by TNL in the international market, in December, with a 10-year term and a coupon of 8% p.a.; (ii) also in December, TMAR signed a loan agreement with BNDES, in the amount of R$ 520 million, for a seven-year term, under which R$ 162 million has already been withdrawn (at TJLP + 4.5% p.a.), in addition to R$ 40 million (at the cost of BNDES currency basket + 4.5% p.a.) – to finance TMAR investment plan for the period 2002/2004; and (iii) R$ 110 million in TMAR, to finance the wireless investment and working capital program.

At year-end, the amount of intercompany loans from TNL totaled R$ 2,745 million, down 17.4% from levels recorded in the end of Sep/03. Balances recorded at TMAR and Contax were R$ 2,467 million and R$ 124 million, respectively, with the outstanding balance recorded by other group companies.

During the quarter, 100% of Oi's debt to a syndicate of lenders, including banks, suppliers and multilateral support agencies, was transferred to TMAR.

5. Capital Expenditures

During the quarter, Capex totaled R$ 912 million, of which R$ 583 million was allocated to the wireline business and R$ 304 million to the wireless business.

Table 6

Capex - R$ Mn	4Q03	3Q03	4Q02	2003	2002
Wireline	**583**	**231**	**441**	**1,085**	**1,026**
Quality	272	75	246	444	636
Data / Communic. Systems	242	139	165	516	326
Other	69	17	29	125	63
Wireless	**304**	**53**	**243**	**554**	**945**
Contact Center	**25**	**7**	**13**	**43**	**60**
TOTAL	**912**	**290**	**697**	**1,682**	**2,031**

In 2003, Capex came to R$ 1,682 million (-17.2% from 2002), representing 12.0% of net revenues (vs. 17.1% in 2002).



6. Summary of Consolidated Cash Flow (TNL)

Consolidated cash flow from operations reached R$ 2,346 million for the quarter (3Q03 - R$ 1,809 million). After investing activities, consolidated cash flow reached R$ 1,538 million for the quarter (R$ 1,423 million in 3Q03) and a total of R$ 4,025 million for 2003 (2002 - R$ 2,302 million).

Table 7

R$ Mn	2003	2002	4Q03	3Q03
(i) Cash Flow from operating activities	**5,609.5**	**4,628.4**	**2,345.8**	**1,808.8**
Net income for the year	212.7	(415.6)	514.0	(23.6)
Minority interest in results of operations	145.5	131.9	110.2	(5.6)
Adjustment to reconcile net income to net cash:	6,559.6	6,586.5	2,145.0	2,021.8
Interest and monetary variation on loans and financings	1,973.1	2,083.8	453.8	605.5
Depreciation/Amortization	3,757.1	3,863.1	913.1	913.9
Contingency Provisions	680.1	606.4	150.0	530.1
Others	149.3	33.2	628.1	(27.8)
Change on Working Capital	(1,308.3)	(1,674.4)	(423.4)	(183.8)
(ii) Cash flow from investing activities	**(1,584.3)**	**(2,326.6)**	**(807.9)**	**(385.6)**
Cash Flow after investing activities	**4,025.2**	**2,301.8**	**1,537.9**	**1,423.2**
(iii) Cash flow from financing activities	**(647.0)**	**(1,636.9)**	**387.1**	**(800.7)**
Cash Flow after financing activities	**3,378.2**	**664.9**	**1,925.0**	**622.5**
Payment of Dividends and Interest on Capital	(565.4)	(386.6)	(11.4)	-
Increase (decrease) in cash and banks	**2,812.8**	**278.3**	**1,913.6**	**622.5**
Cash and banks at the beginning of the period	1,512.7	1,234.4	2,411.9	1,789.5
Cash and banks at the end of the period	4,325.5	1,512.7	4,325.5	2,411.9

7. Dividends

In addition to the amount of R$ 458 million already declared as interest on capital (IOC), **TNL** management will submit to the Annual Shareholders Meeting the distribution of dividends in the amount of R$ 342 million, bringing the total distribution to R$ 800 million. **TMAR** management will propose, in addition to the amount of R$ 870 million already declared as IOC, the payment of dividends in the amount of R$ 130 million, bringing the total distribution to R$ 1 billion.

Both IOC and dividends shall be paid after the Annual Shareholders Meetings – still to be scheduled – have approved the financial statements and distribution of net income.

On a subsequent event, on January 28, 2004 the Board of Directors of both **TNL and TMAR** authorized the accrual of IOC attributable to the mandatory dividends to be declared **in relation to fiscal year 2004**, in the respective amounts of up to R$ 330 million and R$ 750 million. Therefore, it authorized the accrual of IOC for the respective amounts of R$100 million and R$200 million to be credit to shareholders' positions held on January 30, 2004 (which actual payments, however, shall be subject to the approval at both companies' Shareholders' Meetings to take place until April 30, 2005). The shares of the respective companies will start trading "ex-IOC" at Bovespa on February 02, 2004.

8. Main Events of the Quarter

Tele Norte Leste Participações (TNL) and Telemar Norte Leste (TMAR) announce payment of interest on capital
http://www.telemar.com.br/docs/JCP_TNL_121203_eng.pdf
http://www.telemar.com.br/docs/JCP_TMAR_121203_eng.pdf

Telemar closes deal to manage Banco do Brasil data network
http://www.telemar.com.br/docs/contratobbeng_161203.pdf

Telemar expands Metro Ethernet service
In Nov/03, Telemar expanded the Metro Ethernet service to Belo Horizonte, São Paulo and Rio de Janeiro, following the successful launch in Recife. In Brazil, the Company pioneered this technology, which enables companies to interconnect their networks in one city, as if they were all at the same address, i.e. a single network at very high (100 Mbps to 1Gbps), for transmitting data, voice and image.

Telemar obtains R$ 520 million financing from BNDES
http://www.telemar.com.br/docs/R520mmTMAR_eng.pdf

Telemar issues US$ 300 million bonds
In Dec/03, Tele Norte Leste Participações S.A. completed the issue of bonds in the international market, in the amount of US$ 300 million, with a 10-year term and annual coupon of 8%. This is equal to an 8.25% annual return. This rate was 35 base points (0.35%) below that of Brazilian sovereign bonds with similar tenure.

Collective Wage Agreements 2003/2004
In Dec/03, TMAR signed collective agreements with worker unions in its region, to take effect in 2004. Increases provided are as follows:

Nominal Wage (R$)		
From	Through	%
Up to R$ 1,000.00		11
1,000.01	2,000.00	9
2,000.01	3,000.00	7
3,000.01	4,000.00	5
R$ 4,000.01 onwards		0

The Company anticipates that these increases will have an average impact of 4.1% on TMAR payroll, and of approximately 2% on consolidated personnel expenses.

Telemar launches virtual fixed line
In Jan/04, Telemar launched a voice mail service whereby the user acquires a virtual fixed number for R$ 9.90, with no monthly subscription fee or bill. This number allows other people to leave messages for the users. The voice mail stores up to 20 messages and is accessed by the customers, by dialing their own number and inserting a password. Calls made to the voice mailbox to retrieve the messages are billed at regular rates. This service, named "Recado Telemar" is disconnected when the mailbox remains unused for 60 days.

TMAR entitled to tax benefit

Telemar Norte Leste S.A. – TMAR – has become entitled to a reduction in income tax and non-refundable additional chages, calculated based on revenues from telecommunication services, for a 10-year period from 2001 onwards. Oi, as well, from 2002 onwards, became entitled to the same benefit, under a 75% income tax reduction, for a 10-year period. The amount of the tax benefit at TMAR for the period 2001/2003 was R$132 million, of which R$20 million utilized in 2002 and R$112 million in 2003.



9. OUTLOOK – 2004

Telemar management has established the following estimates for 2004:

Plant in Service – The Company anticipates that economic growth will not be sufficient to give rise to increased demand for fixed lines. Accordingly, management believes that the fixed-line plant in service at year-end 2004 will likely remain unchanged from year-end 2003 (around 15.1 million lines);

Net additions to the wireless customer base should reach approximately 1.5 million, bringing total subscribers to approximately 5.4 million at year-end 2004;

Revenues – During 2004, consolidated revenues should grow once more, driven by the expansion in long distance, data transmission and additional services, in addition to the expected expansion in mobile operations (Oi). The economic recovery anticipated for 2004 will probably lead to some increase in the volume of traffic for certain billed services. We also anticipate a rate increase for local and long distance services to take effect in July, as provided by the concession agreements;

Costs – Maintaining strict control over costs will be an ongoing strategy for 2004. However, the main cost component – interconnection with the mobile network – will depend on rates fixed by Anatel up to July/04, once thereafter prices will be mutually agreed upon by the involved parties;

PDA – We expect these provisions to be kept in line with 2003 levels, i.e. 3.0% of gross revenues;

EBITDA Margin – Considering that during 2004 Oi is expected to record positive, but still modest operating profits, our estimate is a consolidated EBITDA margin around 43% for 2004;

CAPEX – Our projections are based on the anticipated growth in economic activity and the Company's ability to maintain robust growth in the wireless segment and in data transmission, in particular IP and broadband (VELOX) services, in addition to certain expenditures to improve network quality and universal services. We estimate that in 2004 such expenses will be in the range of R$ 2.0-2.3 billion, of which approximately 60% will be allocated to TMAR, around 35% to Oi and the remaining 5% to other subsidiaries;

Debt – Our major goal will continue to be reducing our net debt. In fact, we expect that cash generation will allow for a decrease in consolidated net debt to approximately R$ 7.0 billion by year-end 2004. It should be pointed out that the dividends and interest on capital already declared and to be distributed during the 1st quarter will likely result in an increase in net debt through the end of Mar/04;

Hedging Policy – It is the Company's policy to seek full protection of foreign currency obligations through hedging alternatives available in the market, as long as costs are commensurate with the protection offered. During 2004, we expect that our exposure in foreign currency will be largely covered by exchange hedging programs.

10. CONSOLIDATED BALANCE SHEET (TNL)

R$ million	12/31/2003	9/30/2003	12/31/2002
TOTAL ASSETS	**29,104**	**26,660**	**27,398**
Current	**9,725**	**7,639**	**6,002**
Cash and ST Investments	4,325	2,412	1,513
Accounts Receivable	3,533	3,665	2,639
Recoverable Taxes	1,364	1,114	1,457
Inventories	137	85	109
Other Current Assets	365	363	285
Long Term	**2,510**	**2,072**	**2,362**
Recoverable and Deferred Taxes	1,590	1,111	1,681
Other	920	961	681
Permanent	**16,869**	**16,949**	**19,034**
Investments	305	350	433
Property Plant and Equipment	16,005	16,041	17,965
Deferred Assets	558	558	636

	12/31/2003	9/30/2003	12/31/2002
TOTAL LIABILITIES	**29,104**	**26,660**	**27,398**
Current	**6,893**	**5,214**	**5,407**
Suppliers	1,903	1,235	1,633
Loans and Financing	2,662	2,606	1,769
Payroll and Related Accruals	261	248	261
Payable Taxes	806	715	765
Dividends Payable	1,067	154	703
Other Accounts Payable	195	256	275
Long Term	**11,658**	**10,564**	**10,837**
Loans and Financing	9,498	8,547	9,006
Payable and Deferred Taxes	907	892	1
Contingency Provisions	1,207	1,089	1,792
Other Accounts Payable	46	35	38
Unrealized Earnings	**6**		
Minority Interest	**2,002**	**2,052**	**2,034**
Shareholders' Equity	**8,545**	**8,830**	**9,120**

CONSOLIDATED BALANCE SHEET (TMAR)*

R$ million	12/31/2003	9/30/2003	12/31/2002		12/31/2003	9/30/2003	12/31/2002
TOTAL ASSETS	**25,302**	**24,235**	**20,318**	**TOTAL LIABILITIES**	**25,302**	**24,235**	**20,318**
Current	**6,099**	**5,443**	**3,601**	**Current**	**7,980**	**5,080**	**5,690**
Cash and ST Investments	1,004	553	171	Suppliers	1,968	1,268	1,357
Accounts Receivable	3,580	3,707	2,435	Loans and Financing	3,819	2,497	2,446
Recoverable and Deferred Taxes	1,035	768	836	Payroll and Related Accruals	215	199	174
Inventories	137	85	42	Payable Taxes	707	636	568
Other Current Assets	343	330	118	Dividends Payable	1,074	223	795
				Other Accounts Payable	198	258	350
Long Term	**2,038**	**1,544**	**1,672**				
Recoverable and Deferred Taxes	1,276	857	1,134	**Long Term**	**6,823**	**8,410**	**4,004**
Other	762	687	539	Loans and Financing	4,815	6,549	2,376
				Payable Taxes	758	745	1
Permanent	**17,165**	**17,248**	**15,044**	Contingency Provisions	1,203	1,086	1,596
Investments	754	796	410	Other Accounts Payable	48	30	31
Property Plant and Equipment	15,859	15,901	14,633				
Deferred	552	551	1	**Shareholders' Equity**	**10,498**	**10,745**	**10,624**

* Includes Pegasus (acquisition's data base as of 12/27/02) and Oi (acquisition's data base as of 04/30/03)



TNL-PCS (Oi) BALANCE SHEET

R$ million	12/31/2003	9/30/2003	12/31/2002		12/31/2003	9/30/2003	12/31/2002
TOTAL ASSETS	**5,577**	**5,161**	**4,501**	**TOTAL LIABILITIES**	**5,577**	**5,161**	**4,501**
Current	**1,283**	**1,124**	**634**	**Current Liabilities**	**809**	**1,332**	**591**
Cash and ST Investments	333	263	12	Suppliers	732	360	460
Accounts Receivable	505	554	308	Loans and Financing	10	864	2
Recoverable and Deferred Taxes	88	102	118	Payroll and Related Accruals	26	26	38
Inventories	109	52	66	Payable Taxes	38	36	80
Other Current Assets	248	153	130	Other Accounts Payable	5	46	12
Long Term	**406**	**356**	**231**	**Long Term**	**10**	**2,796**	**4,494**
Recoverable and Deferred Taxes	403	196	203	Loans and Financing	9	2,448	4,493
Other	3	160	27	Contingency Provisions	1	-	2
				Payable Taxes	1	-	-
Permanent	**3,888**	**3,681**	**3,636**	AFCI*	-	348	-
Investments	3,354	3,131	3,001				
Property Plant and Equipment	535	550	635	**Shareholders' Equity**	**4,757**	**1,033**	**(584)**

*Advancement for Future Capital Increase

11. CONSOLIDATED INCOME STATEMENT (TNL)

R$ million	12M02	12M03	4Q03	3Q03	4Q02
Wireline Services Revenues	**15,562.1**	**17,979.1**	**4,744.2**	**4,764.6**	**4,017.2**
Revenue from Local Services	9,851.6	11,067.3	2,928.0	2,930.7	2,527.5
Subscription Charges	*4,581.1*	*5,309.0*	*1,417.7*	*1,435.0*	*1,208.0*
Pulses	*2,247.2*	*2,598.1*	*700.0*	*710.0*	*596.6*
Installation	*141.3*	*79.2*	*15.6*	*17.7*	*24.6*
Collect Calls	*124.9*	*128.1*	*34.4*	*34.5*	*32.1*
Other Local Revenues	*3.4*	*4.7*	*1.0*	*0.8*	*1.5*
Fixed-to-Mobile (VC1)	*2,753.7*	*2,948.2*	*759.3*	*732.9*	*664.7*
Long Distance Revenues	2,066.3	2,963.4	841.6	775.0	595.1
Intra-State	*1,110.6*	*1,402.3*	*406.2*	*377.4*	*298.4*
Inter-State	*399.9*	*569.3*	*166.3*	*151.4*	*117.8*
Inter-Regional	*58.8*	*300.9*	*92.4*	*86.8*	*41.1*
International	*14.9*	*80.9*	*20.4*	*19.8*	*12.5*
Fixed-to-Mobile (VC2 and VC3)	*482.1*	*610.1*	*156.3*	*139.6*	*125.4*
Advanced Voice Revenue	259.5	241.5	66.7	58.4	54.4
Public Telephone Revenue	668.9	808.4	208.2	210.0	182.0
Additional Services Revenue	302.5	422.8	118.1	114.3	86.5
Network Usage Remuneration	1,497.3	1,257.2	248.9	361.7	347.2
Data Transmission Services Revenue	905.8	1,184.0	319.3	303.9	220.9
Leased Lines (Telcos)	*373.3*	*291.5*	*50.4*	*80.8*	*90.3*
Leased Lines (Corp)	*275.6*	*345.3*	*92.3*	*83.9*	*61.9*
IP Services	*92.0*	*207.0*	*57.7*	*51.5*	*25.5*
Packet switch and frame relay	*87.3*	*134.2*	*39.8*	*34.5*	*20.2*
ADSL (Velox)	*33.1*	*128.1*	*54.7*	*33.2*	*12.1*
Other Data Services	*44.5*	*77.9*	*24.4*	*20.0*	*10.9*
Other Wireline Services	10.2	34.4	13.5	10.6	3.6
Wireless Services Revenues	**483.2**	**1,354.0**	**479.3**	**363.8**	**318.3**
Subscription Charges	20.8	191.1	62.3	54.0	16.8
Outgoing Calls	33.2	287.7	99.5	78.2	26.8
Domestic/Internacional Roaming	8.6	63.7	24.4	14.4	7.1
Handsets Revenue	388.0	598.4	235.4	163.0	242.3
Network Usage Remuneration	27.5	170.4	40.2	42.7	21.1
Other SMP Services	5.1	42.8	17.5	11.6	4.1
Contact Center	***46.1***	***93.8***	***28.4***	***23.8***	***16.8***
Gross Operating Revenue	**16,091.4**	**19,426.9**	**5,252.0**	**5,152.2**	**4,352.3**
Taxes and Deductions	4,217.4	5,424.1	1,580.9	1,381.7	1,126.2
Net Operating Revenue	**11,874.0**	**14,002.8**	**3,671.1**	**3,770.5**	**3,226.1**
Operating Expenses	6,520.7	7,782.3	2,068.6	2,107.3	1,929.2
Cost of Services	*2,425.8*	*2,955.5*	*888.4*	*776.0*	*843.7*
Interconnection Costs	*2,369.2*	*2,531.1*	*619.6*	*636.4*	*586.8*
Selling Expenses	*1,365.5*	*1,676.4*	*470.1*	*455.2*	*391.2*
General and Administrative Expenses	*659.1*	*669.3*	*182.0*	*167.2*	*208.1*
Other Op. Expenses (Rev), net	*(298.8)*	*(50.0)*	*(91.5)*	*72.4*	*(100.5)*
EBITDA	**5,353.2**	**6,220.5**	**1,602.5**	**1,663.2**	**1,296.9**
Margin %	*45.1%*	*44.4%*	*43.7%*	*44.1%*	*40.2%*
Equity Accounting	18.6	(74.6)	(22.0)	(13.1)	19.3
Depreciation and Amortization	3,863.1	3,757.1	913.2	913.9	980.7
EBIT	**1,471.5**	**2,538.0**	**711.2**	**762.4**	**296.8**
Financial Expenses	2,408.6	2,672.9	693.1	806.6	520.8
Financial Revenues	384.5	567.4	163.1	200.5	74.9
Non Operating Expenses (Rev)	(28.4)	68.6	(31.8)	2.0	(34.9)
Income Before Tax and Social Contribution	**(524.2)**	**364.0**	**213.0**	**154.4**	**(114.2)**
Income Tax and Social Contribution	(371.3)	(112.6)	(439.3)	146.2	(207.8)
Employee Profit Sharing	130.9	118.4	32.0	33.6	98.2
Minority Interest	131.9	145.5	106.4	(1.8)	96.1
Net Income	**(415.6)**	**212.7**	**514.0**	**(23.6)**	**(100.7)**
Margin %	*-3.5%*	*1.5%*	*14.0%*	*-0.6%*	*-3.1%*
Outstanding Shares (excluding Treasury)	*375,065*	*381,777*	*381,777*	*381,777*	*375,065*
Income (Loss) per thousand shares (R$)	*(1.108)*	*0.557*	*1.346*	*(0.062)*	*(0.269)*
Income (Loss) per ADR (US$)	*(0.378)*	*0.181*	*0.464*	*(0.021)*	*(0.073)*

CONSOLIDATED INCOME STATEMENT – TMAR*

R$ million	12M02	12M03	4Q03	3Q03	4Q02
Wireline Services Revenues	**15,604.7**	**17,968.7**	**4,743.9**	**4,763.6**	**4,031.2**
Revenue from Local Services	9,851.6	11,072.8	2,927.9	2,935.9	2,527.5
Subscription Charges	*4,581.1*	*5,314.5*	*1,417.6*	*1,440.2*	*1,208.0*
Pulses	*2,247.2*	*2,598.1*	*700.0*	*710.0*	*596.6*
Installation	*141.3*	*79.2*	*15.6*	*17.7*	*24.6*
Collect Calls	*124.9*	*128.1*	*34.4*	*34.5*	*32.1*
Other Local Revenues	*3.4*	*4.7*	*1.0*	*0.8*	*1.5*
Fixed-to-Mobile (VC1)	*2,753.8*	*2,948.2*	*759.3*	*732.9*	*664.7*
Long Distance Revenues	2,051.4	2,933.9	841.6	775.0	582.6
Intra-State	*1,110.6*	*1,402.3*	*406.2*	*377.4*	*298.4*
Inter-State	*399.9*	*569.3*	*166.3*	*151.4*	*117.8*
Inter-Regional	*58.8*	*300.9*	*92.4*	*86.8*	*41.1*
International	*0.0*	*51.4*	*20.4*	*19.8*	*0.0*
Fixed-to-Mobile (VC2 and VC3)	*482.1*	*610.1*	*156.3*	*139.6*	*125.4*
Advanced Voice revenue	258.5	239.7	67.1	58.5	53.5
Public Telephone Revenue	668.9	808.4	208.2	210.0	182.0
Additional Services Revenue	302.5	419.4	118.1	110.5	86.5
Network Usage Remuneration	1,504.0	1,264.5	248.9	361.7	353.1
Data Transmission Services Revenue	967.8	1,229.9	332.0	312.0	245.9
Wireless Services Revenues	**-**	**1,045.0**	**479.3**	**363.8**	**-**
Subscription	-	146.0	62.3	54.0	-
Outgoing Calls	-	217.7	99.5	78.2	-
Domestic/Internacional Roaming	-	46.7	24.4	14.4	-
Handsets Sales	-	483.0	235.4	163.0	-
Network Usage Remuneration	-	117.7	40.2	42.7	-
Additional Services	-	34.0	17.5	11.6	-
Gross Operating Revenue	**15,604.7**	**19,013.7**	**5,223.2**	**5,127.5**	**4,031.2**
Taxes and Deductions	4,108.7	5,328.5	1,578.4	1,380.6	1,051.6
Net Operating Revenue	**11,495.9**	**13,685.2**	**3,644.9**	**3,746.9**	**2,979.6**
Operating Expenses	5,829.7	7,626.6	2,079.2	2,120.5	1,545.0
Cost of Services Provided	*1,668.8*	*2,398.1*	*796.9*	*679.6*	*531.7*
Interconnection Costs	*2,395.7*	*2,571.1*	*619.7*	*636.4*	*601.8*
Selling Expenses	*1,502.0*	*2,056.4*	*618.3*	*579.0*	*343.2*
General and Administrative Expenses	*578.3*	*604.0*	*165.6*	*163.8*	*188.0*
Other Op. Expenses (Rev), net	*(315.0)*	*(3.0)*	*(121.3)*	*61.6*	*(119.6)*
EBITDA	**5,666.2**	**6,058.6**	**1,565.7**	**1,626.4**	**1,434.6**
Margin %	*49.3%*	*44.3%*	*43.0%*	*43.4%*	*48.1%*
Margin %	*-*	*17.6*	*15.2*	*-*	*-*
Depreciation	3,524.2	3,471.8	882.8	879.7	851.6
EBIT	**2,142.0**	**2,569.3**	**667.7**	**746.7**	**583.0**
Financial Expenses	1,590.2	2,142.1	635.7	679.8	253.2
Financial Revenues	128.7	330.1	91.9	101.9	36.9
Non Operating Expenses (Rev)	(22.6)	(45.2)	(33.8)	0.1	(35.4)
Income Before Tax and Social Contribution	**703.0**	**802.5**	**157.6**	**168.6**	**402.1**
Income Tax and Social Contribution	(74.8)	(70.9)	(430.3)	144.9	(163.2)
Employee Profit Sharing	90.6	112.4	31.0	32.8	63.4
Net Income	**687.3**	**761.0**	**556.9**	**(9.2)**	**501.9**
Margin %	*6.0%*	*5.6%*	*15.3%*	*-0.2%*	*16.8%*
Outstanding Shares	*241,740*	*241,478*	*241,478*	*241,478*	*241,740*
Income/Loss per thousand Shares (R$)	*2.843*	*3.151*	*2.306*	*(0.038)*	*2.076*

* Includes the efects of Pegasus's acquisition (12/27/02) and Oi (04/30/03)

TNL-PCS (Oi) STATEMENT OF INCOME

R$ MM	2003	2002	4Q03	3Q03	4Q02
Wireless Services Revenues	**1,691.5**	**530.7**	**590.4**	**451.0**	**349.6**
Subscription	191.1	20.8	62.3	54.0	16.8
Outgoing Calls	287.7	33.2	99.5	78.2	26.8
Domestic/Internacional Roaming	63.8	8.6	24.4	14.4	7.1
Handsets Sales	598.4	388.0	235.4	163.0	242.3
Network Usage Remuneration	488.5	73.5	143.7	124.7	51.1
Additional Services	42.8	5.1	17.5	11.6	4.1
Other SMP Services	19.3	1.4	7.5	5.2	1.4
PSTN DLD/ILD Service Revenue	**124.1**	**14.9**	**39.8**	**39.8**	**12.4**
PSTN Advanced Voice Service Revenue	**10.4**	**4.3**	**-4.7**	**5.6**	**4.3**
Gross Operating Revenue	**1,826.0**	**549.9**	**625.4**	**496.4**	**366.4**
Taxes and Deductions	360.0	107.2	127.0	95.7	*75.5*
Net Operating Revenue	**1,466.0**	**442.7**	**498.4**	**400.7**	**290.9**
Operating Expenses	1,358.8	745.8	500.7	319.8	419.2
Cost of Services Provided	*1,034.6*	*543.9*	355.7	288.8	*294.5*
Interconnection Costs	190.8	*26.3*	60.9	47.5	*21.7*
Selling Expenses	392.7	*180.8*	115.0	118.6	*103.2*
General and Administrative Expenses	96.3	*45.3*	29.2	20.8	*25.6*
Other Op. Expenses (Rev), net	(355.5)	(50.6)	(60.3)	(156.0)	(25.8)
EBITDA	**107.2**	**(303.1)**	**(2.2)**	**80.9**	**(128.3)**
Margin %	*7.3%*	*-68.5%*	*-0.4%*	*20.2%*	*-44.1%*
Depreciation and Amortization	368.3	121.5	97.4	94.3	73.9
EBIT	**(261.2)**	**(424.6)**	**(99.6)**	**(13.5)**	**(202.2)**
Financial Expenses	891.0	418.4	154.9	179.6	178.2
Financial Revenues	130.6	16.8	117.3	11.4	16.5
Income Before Tax and Social Contribution	**(1,021.5)**	**(826.3)**	**(137.3)**	**(181.6)**	**(363.9)**
Income Tax and Social Contribution	(197.0)	(123.0)	(197.0)	-	(7.0)
Employee Profit Sharing	15.8	24.3	8.0	8.5	20.1
Net Income	**(840.3)**	**(727.6)**	**51.7**	**(190.1)**	**(377.0)**
Margem %	*-57.3%*	*-164.3%*	*10.4%*	*-47.5%*	*-129.6%*

12. Scheduled Events:

Teleconference

Date: Friday, January 30, 2004

Time: 1:00 PM (Rio de Janeiro)

Access: 1-210-839-8553(Brazil & other countries)
         1-888-425-9978 (USA)

Pass Code: Telemar

Replay: 1-402-220-6530 (Brazil & other countries)
         1-888-562-6875 (USA)

A slide presentation will be available on our website one hour before the call, at the following link:
http://www.telemar.com.br/docs/confcall4Q03.pdf

TNL – Relações com Investidores (IR Team)   Global Consulting Group (GCG)
(invest@telemar.com.br)   Kevin Kirkeby (kkirkeby@hfgcg.com)
55 (21) 3131-1314/1313/1315/1317   Mariana Crespo (mcrespo@hfgcg.com)
                                                    1(646) 284-9416

Visit our website (www.telemar.com.br/ir)

Disclaimer

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results which may differ from the final audited ones.